UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On August 27, 2025, the board of directors (the “Board”) of Globavend Holdings Limited, a Cayman Island exempted company (the “Company”), entered into a share subscription agreement (the “Share Subscription Agreement”) with Wai Yiu Yau (the “Subscriber”), the founder, chief executive officer and chairman of the Board of the Company, pursuant to which the Company has agreed to issue and allot, and the Subscriber has agreed to subscribe for, 100 management shares in the capital of the Company, par value US$0.001 each (the “Management Shares”) in the total consideration of US$1,000 (the “Subscription”). The Management Shares shall carry such rights, restrictions, preferences and privileges as set forth in the Share Subscription Agreement. Specifically, subject to certain exceptions, the Management Shares and the Company’s Ordinary Shares (as defined below) generally rank pari passu and shall have the same rights, preferences, privileges and restrictions, and shall at all times vote as one class on all resolutions submitted to a vote by the members (whether at a general meeting or otherwise in writing), provided, however, that such Management Shares shall be entitled to 1,000,000 votes for each Management Share at a meeting of the members or on any resolution of members of the Company (whether in writing or otherwise). The Subscription was closed on August 27, 2025.

As a result of the Subscription and as of the date hereof, the outstanding shares of the Company are 1,583,437 shares (the “Shares”), comprising 1,583,337 ordinary shares, par value US$0.001 each (the “Ordinary Shares”) and 100 Management Shares. The Subscriber owns 57,324 Shares, comprising 57,224 Ordinary Shares and 100 Management Shares, representing approximately 3.62% of the total issued and outstanding Shares and approximately 98.44% of the total voting power in the Company. The Company is a “controlled company” as defined under the Nasdaq Stock Market Rules and is exempt from certain corporate governance requirements, which could have an adverse effect on our public shareholders. Additionally, upon the closing of the Subscription, the Company has a dual-class share capital structure and the Subscriber will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders. The disparate voting rights may also have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest.

Attached to this Report as Exhibit 10.1 is a copy of the Share Subscription Agreement, which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Subscription Agreement, by and between Globavend Holdings Limited and Wai Yiu Yau, dated as of August 27, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chairman of the Board and Chief Executive Officer

Date: August 29, 2025

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